Exhibit 99.1

FOCUS MEDIA HOLDING LIMITED ANNOUNCES
COMPLETION OF MERGER

SHANGHAI, May 23, 2013 — Focus Media Holding Limited (the “Company” or “Focus Media”) (Nasdaq: FMCN) announced today the completion of its merger (the “Merger”) with Giovanna Acquisition Limited (“Merger Sub”), a wholly-owned subsidiary of Giovanna Parent Limited (“Parent”), pursuant to the agreement and plan of merger (the “Merger Agreement”), dated December 19, 2012, among the Company, Parent and Merger Sub. As a result of the Merger, the Company became a direct wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the Merger (“Shares”) has been canceled in exchange for the right to receive $5.50 in cash without interest, and each of the Company’s American depositary shares, each representing five Shares, issued and outstanding immediately prior to the effective time of the Merger (“ADSs”), has been canceled in exchange for the right to receive $27.50 in cash without interest, other than (a) a portion of the Shares beneficially owned by Mr. Jason Nanchun Jiang and by Fosun International Limited, (b) Shares owned by the Company or its subsidiaries, if any, (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Companies Law, and (d) Shares held by Citibank, N.A., in its capacity as ADS depositary (the “ADS Depositary”), that underlie ADSs reserved (but not yet allocated) by the Company for settlement upon the exercise of any options or restricted share units of the Company issued under its share incentive plans.

Shareholders of record as of the effective time of the Merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration. Shareholders should wait to receive the letter of transmittal before surrendering their share certificates. As soon as practicable after the date of this announcement, the ADS Depositary will call for the surrender of all ADSs for delivery of the merger consideration. Upon the surrender of ADSs, the ADS Depositary will pay to the surrendering holders $27.50 per ADS surrendered (less an ADS cancellation fee of $0.05 per ADS) in cash without interest.

The Company also announced today that it has requested that trading of its ADSs on the Nasdaq Global Select Market (“Nasdaq”) be suspended. The Company requested Nasdaq to file Form 25 with the Securities and Exchange Commission (the “SEC”) to delist the Company’s ADSs and deregister the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in ten days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About Focus Media Holding Limited

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT: Investor and Media contact: Jing Lu, +86-21-2216-4155, ir@focusmedia.cn